

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

<u>Via E-Mail</u>
Mr. Michael Mathews
Chairman
Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, New York 10019

> Re: **Wizard World, Inc.**
> **Form 8-K/A**
> **Filed April 20, 2012**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 23, 2012**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed April 16, 2012**
> **File No. 000-33383**

Dear Mr. Mathews:

We issued comments on the above captioned filings on May 16, 2012. On June 22, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 if you have any questions.

Sincerely,

/s/Pamela Howell
for

John Reynolds
Assistant Director